Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Blonder Tongue Laboratories, Inc. and Subsidiaries on Form S-8 (File Nos. 333-126064, 333-150755, 333-174303, 333-196370, 333-213318 and 333-228925) of our report dated April 13, 2020, which includes an explanatory paragraph as to the company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Blonder Tongue Laboratories, Inc. and Subsidiaries as of December 31, 2019 and 2018 and for the two years in the period ended December 31, 2019, which report is included in this Annual Report on Form 10-K of Blonder Tongue Laboratories, Inc. and Subsidiaries for the year ended December 31, 2019.

/s/ Marcum llp

Marcum llp
New York, NY
April 13, 2020